April 27, 2007

Via EDGAR & Federal Express

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Attn:	H. Roger Schwall
Division of Corporation Finance

Re:	Storm Cat Energy Corporation
Registration Statement on Form S-1
Filed March 1, 2007, as amended
File No. 333-141002

Dear Mr. Schwall:

On behalf of Storm Cat Energy Corporation (“Storm Cat,” the “Company,” we” or “our”), and in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) April 25, 2007 comment letter addressed to the undersigned (the “Comment Letter”), we are responding below to the Staff’s comments with respect to Storm Cat’s Form S-1 filed with the Commission on March 1, 2007 as amended on March 20, 2007 and April 10, 2007 (the “S-1”).  Our responses below to the Staff’s comments are numbered to correspond to the numbering of the comments in the Comment Letter.  The responses provided herein are based on discussions with, and information furnished by, Storm Cat and its advisors.

We believe our responses below and revisions to the Registration Statement on Form S-1/A are fully responsive to the Comment Letter and we would greatly appreciate your review of our Form S-1/A and supplemental information.  To facilitate your review, we are enclosing a redline version of the Form S-1/A that indicates all the changes made from the version filed on April 10, 2007.

Amendment No. 2 to Registration Statement on Form S-1

General

1.                                       Comment: Provide complete and updated disclosure with each amendment.  For example, we note your recent private placement of Series B Subordinated Convertible Notes, but you do not identify the purchasers of these notes.  Please provide a table displaying security ownership of certain beneficial owners and management pursuant to Item 403 of Regulation S-K, and make clear how many of the listed shares are shares underlying the Series B Subordinated Notes.

Response:             After discussion with our legal counsel and based on our counsel’s discussions with the Staff on April 26, 2007, we have amended our registration statement on Form S-1 to cover common shares underlying both the Series A Subordinated Convertible Notes due March 31, 2012 and the Series B Subordinated Convertible Notes due March 31, 2012. We determined that this was the best approach to ensure that investors have full and complete disclosure regarding both of these private placements, while avoiding confusion among investors regarding the common shares being offered pursuant to the registration statement. The revised Form S-1 provides a detailed description of the Series B Subordinated Convertible Notes, including information regarding the purchasers of the Series B Subordinated Convertible Notes.

2.                                       Comment:             Further, in this regard, please update each of your responses to our prior comment letter in light of the recent Series B offering.

Response:  As discussed in our response to Comment 1 above, we have amended the registration statement to include the common shares underlying the Series B Subordinated Convertible Notes. We have added disclosure addressing your prior comments relating to the Series B Subordinated Convertible Notes. To facilitate your review, we have included the text of each of the previous comments below, with a new response relating to the private placement of the Series B Subordinated Convertible Notes.

Prior Comments on Registration Statement on Form S-1

General

1.                                       Comment: Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Response:  The Company has revised the “Description of Series A Notes Private Placement” section in the Form S-1. This section is now called “Description of Series A Notes and Series B Notes Private Placements”. The requested disclosure has been added to the introduction of the “Description of the Series A Notes and Series B Notes Private Placements” section.

2.                                       Comment:             Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response:  The Company has revised the “Description of Series A Notes Private Placement” section in the Form S-1. This section is now called “Description of Series A Notes and Series B Notes Private Placements”. The requested disclosure has been added to the table within the “Payments” subsection of the “Description of the Series A Notes and Series B Notes Private Placements” section.

3.                                       Comment:             Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•              the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible note” means the securities underlying the note that may be received by the persons identified as selling shareholders]:

•                                          the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•                                          the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

•                                          if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

•                                          if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•                                          the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•                                          the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•                                          the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•                                          the total possible discount on the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:  The conversion price per share is greater than the market price per share on the date of the issuance and the date hereof. On the date of issuance of the Series B Subordinated Convertible Notes, March 30, 2007, the last sale price of the common shares as reported on the American Stock Exchange was $0.93 per share and on April 26, 2007, the last sale price of the common shares as reported on the American Stock Exchange was $1.12 per share.  The conversion price per share is fixed at $1.17 (subject to standard anti-dilution provisions as described in the Form S-1/A), and is not a floating price that changes as the market price of the Company’s common shares fluctuates. Therefore, the disclosure requested in this comment is not relevant.

4.                                       Comment:             Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•              the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following  information disclosed separately:

•                                          market price per share of the underlying securities on the date of the sale that other security;

•                                          the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•                                          if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•                                          if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•                                          the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•                                          the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•                                          the total possible shares to be received and the combined conversion price of the total number of shares underlying the other security calculated by using the conversion price on the date of that other security and the total possible number of underlying shares; and

•                                          the total possible discount on the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:  All of the selling shareholders purchased Series B Subordinated Convertible Notes. The details relating to this investment by the selling shareholders has been added to the amended Form S-1 in the “Description of Series A Notes and Series B Notes Private Placements’’ and the “Selling Shareholders” sections.

5.                                       Comment:             Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•                                          the gross proceeds paid or payable to the issuer in the convertible note transaction;

•                                          all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment number two above;

•                                          the resulting net proceeds to the issuer; and

•                                          the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders that is disclosed in response to comments number three and four above.

Further, please provide us, with a view to disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments, as disclosed in response to comment two above, and the total possible discount to the market price of the shares underlying the convertible note, as disclosed in response to comment three above, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of the resulting percentage averaged over the term of the convertible notes.

Response:  The Company has revised the “Description of Series A Notes Private Placement” section in the Form S-1. This section is now called “Description of Series A Notes and Series B Notes Private Placements”.  Requested disclosure has been added to the “Proceeds From Private Placement of Series B Notes” subsection of the “Description of the Series A Notes and Series B Notes Private Placements” section. The table does not include all of the possible contingent payments because there are multiple possible contingencies and the occurrence of one contingency precludes the occurrence of the other, and therefore, we believe that the inclusion of all of the possible contingent payments would not be useful disclosure. In addition, the table does not include the total possible profit to be realized as result of any conversion discounts because there are no conversion discounts as discussed in response to Comment 3 above.

6.                                       Comment:             Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following disclosed separately for each transaction:

•                                          the date of the  transaction;

•                                          the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•                                          the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•                                          the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•                                          the percentage of the total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction

•                                          the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•                                          the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:  As our counsel, Chalyse Robinson, discussed with the Staff on April 9, 2007, the only selling shareholders that has held a material amount of our securities (5% or more) are Trapeze Capital Corp. and Trapeze Asset Management Inc. (collectively, “Trapeze”). Upon conversion of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes, three additional selling shareholders, William Herbert Hunt Trust Estate, GLG North American Opportunity Fund and UBS AG Canada Branch will hold 5% or more of our common shares on an as converted basis. None of these three selling shareholders have participated in previous private placements. Two additional selling shareholders have participated in previous private placements of our securities: Capital Ventures International and Iroquois Master Fund Ltd. However, none of these selling shareholders’ investments involved the purchase of a material amount of our securities (5% or more). In addition, certain of our directors and officers purchased Series B Subordinated Convertible Notes. Some of these directors and officers have received stock option grants and warrants to purchase our common shares. None of these officers or directors hold a material amount of our securities. We have not added any new disclosure in response to this comment based on the Series B Subordinated Convertible Notes private placement other than updating the percentages held and other information relating to securities transactions with Trapeze, as this is the only selling shareholder that has been involved in previous transactions involving a significant portion of our securities.

7.                                       Comment:             Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•                                          the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•                                          the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•                                          the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•                                          the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•                                          the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:  The only new selling shareholder that has previously been a selling shareholder in another registration statement is J. Scott Zimmerman. The “Selling Shareholders” section of the Form S-1 has been revised to include information relating to common shares previously registered for resale by J. Scott Zimmerman.

8.                                       Comment:             Please provide us, with a view toward disclosure in the prospectus, with the following information:

•                                          whether — the issuer has the intention, and a reasonable basis to believe that it will have the financial ability to make all payments on the overlying securities; and

•                                          whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•                                          the date on which each such selling shareholder entered into that short position; and

•                                          relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response:  The Company has revised the “Description of Series A Notes Private Placement” section in the Form S-1. This section is now called “Description of Series A Notes and Series B Notes Private Placements”.  The first part of the requested disclosure has been added to the “Payments” subsection of the “Description of the Series A Notes and Series B Notes Private Placements” section. The second part of the requested disclosure was already included in the “Selling Shareholders” section.

9.                                       Comment:             Please provide us, with a view toward disclosure in the prospectus, with:

•                                          a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•                                          copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:  There are no new agreements with the selling shareholders, any affiliate of a selling shareholder or any person with whom any selling shareholder has a contractual relationship regarding the transaction.  All such agreements were previously included in the prospectus and included as exhibits to the registration statement.

10.                                 Comment:             Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response:   The Company determined the number of shares that it seeks to register in connection with the shares issuable upon conversion of the Series B Subordinated Convertible Notes by dividing the aggregate principal amount of the convertible notes, $31,660,000, by the conversion price of $1.17 per share.  This equals 27,059,829.  We have confirmed that the number of common shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

11.                                 Comment:             With respect to shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response:   The Company added the requested disclosure to the  “Selling Shareholders” section of the prospectus.

12.                                 Comment:             We note that you filed an amended registration statement on March 20, 2007, but you did not include a cover letter indicating the purpose of the amendment.  With all amendments you file, include via Edgar correspondence indicating the purpose of the amendment and the nature of any changes.  Also ensure that you mark correctly and precisely all changed you make to the document.  In that regard, we note that you marked as “new” the entire Risk Factors section.  Provide us with two copies of amendment 1 marked precisely to reflect all changes from the initial Form S-1 filed March 1, 2007.  We may have additional comments.

Response:  This letter was filed via Edgar with the amendment to the Form S-1 to indicate the purpose of the amendment and the nature of the changes.  We have also provided you with two copies of this amendment marked to show changes from the amendment filed on April 10, 2007.

*        *        *

Please direct any questions or comments regarding the foregoing to my counsel, Richard Mattera at (303) 454-2471 or Chalyse Robinson at (303) 454-2582.

Sincerely,

/s/ Paul Wiesner
Paul Wiesner
Chief Financial Officer and Secretary
Storm Cat Energy Corporation

cc:	Jason Wynn, Esq.
Richard Mattera, Esq.
Chalyse Robinson, Esq.